

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2025

Focus Impact BH3 NewCo, Inc.
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105

XCF Global Capital, Inc.
5170 Golden Foothill Parkway
El Dorado Hills, CA 95762

**Re: Focus Impact BH3 NewCo, Inc.**
**Amendment No. 4 to Form S-4**
**Exhibit Nos. 10.30, 10.31, 10.32, 10.38, 10.39, 10.40, 10.41, 10.42, 10.43, and 10.44.**
**Filed January 28, 2025**
**File No. 333-281116**

Dear Carl Stanton and Mihir Dange:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance